Filed by Cummins Inc.

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

The following is an excerpt from a recording of Cummins’ Fourth Quarter 2023 and Fiscal Year 2023 Finance Town Hall on February 8, 2024:

Question from Cummins employee:

Okay, I just wanted to ask what the status is of the exit of Atmus.

Comments from Mark Smith, Chief Financial Officer:

Yes. So the final step in the separation of Atmus is what's called a share exchange. So we will issue shares in Atmus and swap those with common shares held by our shareholders.

That sounds complicated, is a little bit complicated. But the basic idea is that when we're done, we will no longer own Atmus, nor have any of their sales or earnings, but the number of shares left in Cummins goes down. What that means is the profits per share of Cummins will go down because of the loss of Atmus, and will come back up because of the reduction in the share count for Cummins.

And [you] may say, Why go to all that trouble? Why didn't we just sell Atmus? Well, in fact that's about half a billion dollars of tax savings by doing this type of transaction.

And it also means that yeah, Atmus gets to plot its own path. Steph Disher and Jack Kienzler, who, many of you know, and the rest of the leadership team get to become leaders of an independent organization.

Thus [Atmus] will not be consumed by another industrial company like Cummins. So I mentioned on the earnings call just a couple of, two, days ago that you know that exchange process could start, as in the next few, as soon as in the next few days.

So if that does indeed happen, and the exchange is successful, then Atmus would be fully separated, certainly by the end of March again, market conditions could change. But this, this is the plan. This has been the plan all along, and it just and I know some just can be confusing for employees. Whether you're in finance or outside of finance. This is not a cost cutting measure, [it] doesn't save any costs for Cummins. It does have the benefit of reducing the share count for Cummins, and of course we received about a billion dollars from the initial IPO transaction.

What it does is allow Atmus to go off and execute its own growth strategy and Cummins to focus on the remaining core. And yes, we extracted some cash, pushed some debt onto Atmus and reduced our share count outstanding. But it is not a cost reduction initiative. It's a strategic choice to let Atmus go off and create its own value in its own way. And we focus on the energy transition with incomers.

So sometimes I get questions like, is this all cutting, cutting, cutting? This has nothing to do with cutting. In fact, [Atmus] Filtration has been adding costs to get itself ready to be a publicly traded company, independent company. And that's why you see us calling out the separation costs a lot. Oh those are costs that will be borne by Atmus when it's fully independent, it has to have its own ERP systems, its own warehouses and distribution network and not all of those things happen today. Some of those will provide ongoing services going forwards. Aaron Jones-Bay and his team lead with CBS and other parts of the function coordination. But yes, hopefully, they'll be separated soon. We wish them the best.

It's been an outstanding effort, I can tell you. The independent Board members of Atmus that we have today. Yet they have been thrilled with the level of support that's been given by many of us here and the broader Cummins organization to give them the best chance of moving forwards independently, so hopefully that soon because as much as I also enjoy being with them in Nashville. That's it's also a lot of work over the last couple of years to get them to this point, so it'll be good to set them free and we will wish them well and monitor them closely. But we will no longer have any ownership interest in in that.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Atmus will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a Prospectus. There can be no assurances that Cummins will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

If the exchange offer is commenced, Cummins will file with the SEC a Schedule TO, which will contain important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov.